                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 12) (1)

                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SHERRY BAHRAMBEYGUI
                             C/O THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 17, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 13)

________________________________


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 2 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Price Group LLC
     52-2255962
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   3,897,260 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   3,897,260 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,897,260 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 3 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Price Charities (formerly known as San Diego Revitalization Corp.)
     33-0898712
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   3,885,335  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   3,885,335  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,885,335 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO - Nonprofit Corporation
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 4 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sol Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   0  (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   8,674,354  (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   0  (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   8,674,354  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,674,354  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 5 of 13


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert E. Price
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF, WC, AF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
          NUMBER OF
                                   610 (See Item 5)
           SHARES             --------------------------------------------------
                              8    SHARED VOTING POWER
        BENEFICIALLY
                                   11,810,838 (See Item 5)
          OWNED BY            --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH REPORTING
                                   610 (See Item 5)
           PERSON             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
            WITH
                                   11,810,838 (See Item 5)
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,811,448  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     * See instructions before filling out!

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 6 of 13


                  This Amendment No. 12 relates to the common stock, par value $0.0001 per share ("Common Stock"), of PriceSmart, Inc., a Delaware corporation ("PriceSmart"), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, Sol Price, a natural person, and Robert E. Price, a natural person, with the Securities and Exchange Commission ("SEC") on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008 (such Schedule 13D, as so amended, being this "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.


ITEM 2.       IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

     (a), (f)     This statement on Schedule 13D is being jointly filed by
                  (i) The Price Group LLC, a California limited liability company ("Price Group"), (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit corporation ("Price Charities"), (iii) Sol Price, a natural person and citizen of the United States of America, and (iv) Robert E. Price, a natural person and citizen of the United States of America(collectively, the "Reporting Persons").

                  The managers of Price Group (the "Price Group Managers"), each of whom is a citizen of the United States of America, are as follows:

                             Sol Price             Manager
                             Robert E. Price       Manager
                             Sherry Bahrambeygui   Manager

                  The directors and executive officers of Price Charities (collectively, the "Price Charities Directors and Officers"), each of whom is a citizen of the United States of America, are as follows:

                             Robert E. Price       Director and President
                             Allison Price         Director
                             William Gorham        Director
                             Dede Alpert           Director
                             John Eckstein         Director
                             Sherry Bahrambeygui   Co-Vice President and
                                                   Secretary
                             Jeff Fisher           Chief Financial Officer

                  Each Reporting Person, each Price Group Manager, and each Price Group Director and Officer disclaims membership in a group with any person with respect to any Common Stock.

     (b)-(c) The principal executive office of Price Group and Price Charities, and the principal business address of each of Mr.
                  S. Price, Mr. R. Price, the

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 7 of 13


                  Price Group Managers and the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

                  The principal business of Price Group is real estate and investment. The principal business of Price Charities is to function as a public charity. The principal occupation of Mr.
                  S. Price is self-employed investor and manager of Price Group. The principal occupation of Mr. R. Price is Chief Executive Officer of PriceSmart. Mr. R. Price also is a manager of Price Group. The principal occupation of Ms. Bahrambeygui is manager of Price Group. The principal occupation of each of Mr. Gorham and Ms. Alpert is self-employed investor. The principal occupation of Mr. Eckstein is physician. The principal occupation of Mr. Fisher is employee of Price Group. Ms. A. Price is not presently employed.

     (d)-(e) During the last five years, none of the Reporting Persons, nor any of the Price Group Managers, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 4.       PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

     On July 10, 2009, the Jack McGrory Declaration of Trust Dated 2/9/06, the Murray and Elaine Galinson Trust Dated 04/07/88 and the Galinson Family Partnership II withdrew as members of Price Group. In connection with such withdrawal, Price Group made a distribution in kind of (A) 974,315 shares of Common Stock to the Jack McGrory Declaration of Trust Dated 2/9/06, (B) 854,584 shares of Common Stock to the Murray and Elaine Galinson Trust Dated 04/07/88, and (C) 119,731 shares of Common Stock to the Galinson Family Partnership II, a partnership managed by Mr. Galinson (the "Withdrawal Distributions"). In addition, Mr. McGrory resigned as a manager of Price Group, effective June 1, 2009, and Mr. Galinson resigned as a manager of Price Group, effective July 10, 2009.

     On July 17, 2009, the parties to that certain Voting Agreement, dated as of November 13, 2007 (the "Voting Agreement"), by and among Price Group, Mr.
     S. Price, Mr. R. Price, Mr. McGrory, Mr. Galinson, Mr. Wolcott and Mr. Laparte, terminated the Voting Agreement (the "Voting Agreement Termination").(2) As a result of the Voting Agreement Termination, each of Mr. McGrory, Mr. Galinson, Mr. Wolcott and Mr. Laparte (X) terminated his membership in a group with the Reporting Persons with respect to the Common Stock and (Y) ceased to be a joint filer and Reporting Person under this Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

     (a)-(b) After giving effect to the Withdrawal Distributions and the Voting Agreement Termination, the Reporting Persons presently may be deemed to beneficially own, in the aggregate and as a group, 11,811,448 shares of Common Stock, which represent approximately 39.8% of the outstanding

________________________________


     (2) The Voting Agreement was filed as Exhibit 7 to Amendment No. 10 to this Schedule 13D, which was filed with the SEC on November 15, 2007.


CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 8 of 13


          Common Stock.(3) The Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers presently may be deemed to beneficially own, in the aggregate, 11,851,946 shares of Common Stock, which represent approximately 40.0% of the outstanding Common Stock. The beneficial ownership of shares of Common Stock (or equivalents thereof) by each of the Reporting Persons, the Price Group Managers and the Price Charities Directors and Officers is as follows:(4)

                    Price Group presently may be deemed to beneficially own 3,897,260 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,897,260 shares over which it may be deemed to have shared voting and dispositive power.

                    Price Charities presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which it may be deemed to have sole voting and dispositive power and 3,885,335 shares over which it may be deemed to have shared voting and dispositive power.

                    Mr. S. Price presently may be deemed to beneficially own 8,674,354 shares of Common Stock, which represent approximately 29.3% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 8,674,354 shares over which he may be deemed to have shared voting and dispositive power.

                    Mr. R. Price presently may be deemed to beneficially own 11,811,448 shares of Common Stock, which represent approximately 39.8% of the outstanding Common Stock, 610 shares over which he may be deemed to have sole voting and dispositive power and 11,810,838 shares over which he may be deemed to have shared voting and dispositive power. Allison Price is the wife of Mr. R. Price. To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                    Ms. Bahrambeygui presently may be deemed to beneficially own 7,828,053 shares of Common Stock, which represent approximately
________________________________


     (3) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 29,650,112 shares of Common Stock estimated to be issued and outstanding as of July 6, 2009, as reported in the Form 10-Q, filed by PriceSmart with the SEC on July 10, 2009, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

     (4) Shares of Common Stock (or equivalents thereof) disclosed for each of the Price Group Managers and the Price Charities Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of the Price Group Managers all include 3,897,260 shares held by Price Group, and the shares disclosed for each of the Price Charities Directors and Officers all include 3,885,335 shares held by Price Charities.

     Disclosure of shares should not be construed as an admission of beneficial ownership of such shares.

CUSIP NO. 741511109                SCHEDULE 13D/A                   PAGE 9 of 13


                    26.4% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 7,828,053 shares over which she may be deemed to have shared voting and dispositive power.

                    Mr. Gorham presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

                    Ms. Alpert presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 3,885,335 shares over which she may be deemed to have shared voting and dispositive power.

                    Mr. Eckstein presently may be deemed to beneficially own 3,885,585 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, 250 shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

                    Mr. Fisher presently may be deemed to beneficially own 3,885,335 shares of Common Stock, which represent approximately 13.1% of the outstanding Common Stock, no shares over which he may be deemed to have sole voting and dispositive power and 3,885,335 shares over which he may be deemed to have shared voting and dispositive power.

          Except as set forth below, to the extent any of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the Reporting Persons, the Price Group Managers or the Price Charities Directors and Officers. The exceptions are as follows:

                    Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 18,805 shares of Common Stock with Rebecca Brewer (formerly Rebecca Price) and 18,805 shares of Common Stock with Sarah Price. Ms. Brewer is employed by the Price Family Charitable Fund, and Ms. S. Price is a homemaker.

                    Ms. Bahrambeygui may be deemed to share voting and dispositive power over 40,248 shares of Common Stock with Edward Spring and Lori House. The principal occupation of Mr. Spring is attorney. The principal occupation of Ms. House is employee of Price Group

                    The principal business address of each of Ms. Brewer, Ms. S. Price, and Ms. House is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Spring is 10900 NE 4th Street, Bellevue, Washington 98004.

                    None of Ms. Brewer, Ms. S. Price, Mr. Spring, and Ms. House has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 10 of 13


                    subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                    Each of Ms. Brewer, Ms. S. Price, Mr. Spring and Ms. House is a citizen of the United States of America.

          Except for PriceSmart securities held by Price Group, Price Group disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Price Charities, Price Charities disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Mr. S. Price, either directly or through entities under his control, Mr. S. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Mr. R. Price, either directly or through entities under his control, Mr. R. Price disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any other Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Ms. Bahrambeygui, either directly or through entities under her control, Ms. Bahrambeygui disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Ms. Alpert, either directly or through entities under her control, Ms. Alpert disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Mr. Eckstein, either directly or through entities under his control, Mr. Eckstein disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

          Except for PriceSmart securities held by Mr. Fisher, either directly or through entities under his control, Mr. Fisher disclaims beneficial ownership of all PriceSmart securities that may be deemed to be beneficially owned by any Reporting Person, any of the Price Group Managers or any of the Price Charities Directors and Officers.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

     (c) The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 5(c).

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 11 of 13


          SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to include the following information:

     The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

     400,000 shares of the Common Stock beneficially owned by Mr. McGrory are pledged in favor of the Sol & Helen Price Trust UTD 2/20/70 ("SHPT") as collateral for debt owed to SHPT. In addition, 300,000 shares of the Common Stock beneficially owned by Mr. Galinson are pledged in favor of SHPT as collateral for debt owed to SHPT. Mr. S. Price and Mr. R. Price are co-trustees of SHPT.

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 12 of 13


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 2009


                                        THE PRICE GROUP LLC

                                        /s/ Sherry Bahrambeygui
                                        ----------------------------------------
                                        By:     Sherry Bahrambeygui
                                        Title:  Manager



                                        PRICE CHARITIES

                                        /s/ Sherry Bahrambeygui
                                        ----------------------------------------
                                        By:     Sherry Bahrambeygui
                                        Title:  Secretary


                                        SOL PRICE

                                        /s/ Sol Price
                                        ----------------------------------------


                                        ROBERT E. PRICE

                                        /s/ Robert E. Price
                                        ----------------------------------------

CUSIP NO. 741511109                SCHEDULE 13D/A                  PAGE 13 of 13


                                  EXHIBIT INDEX


     EXHIBIT NO.                    DESCRIPTION OF EXHIBIT

          1 Joint Filing Agreement, dated as of October 29, 2004, by and among The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price (incorporated by reference to Exhibit 1 to the Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on October 29,
                        2004).

          2 Stock Purchase Agreement, dated as of April 19, 2005, by and among PriceSmart, Inc., The Price Group LLC, the Sol and Helen Price Trust and the Robert and Allison Price Trust (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by PriceSmart, Inc. with the SEC on April 22, 2005).

          3 Grant Agreement, dated as of December 22, 2005, by and among Sol Price, the Sol and Helen Price Trust and San Diego Revitalization Corp. (incorporated by reference to
                        Exhibit 3 to Amendment No. 4 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on January 9,
                        2006).

          4 Put Option Agreement, dated as of September 20, 2004, and amended and restated as of January 7, 2005, by and between The Price Group LLC and International Finance Corporation (incorporated by reference to Exhibit 4 to Amendment No. 5 to Schedule 13D filed by The Price Group LLC, San Diego Revitalization Corp., Sol Price and Robert E. Price with the SEC on February 14, 2006).

          5 Joint Filing Agreement, dated as of May 22, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott (incorporated by reference to Exhibit 5 to Amendment No. 8 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson and Keene Wolcott with the SEC on May 22, 2007).

          6 Joint Filing Agreement, dated as of October 31, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 6 to Amendment No. 9 to Schedule 13D filed by Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on October 31, 2007).

          7 Voting Agreement, dated as of November 13, 2007, by and among The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte (incorporated by reference to Exhibit 7 to Amendment No. 10 to Schedule 13D filed by The Price Group LLC, Price Charities, Sol Price, Robert E. Price, Jack McGrory, Murray Galinson, Keene Wolcott and Jose Luis Laparte with the SEC on November 15, 2007).